SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

         MERIDIAN HEALTHCARE GROWTH AND INCOME FUND LIMITED PARTNERSHIP
                            (Name of Subject Company)

     MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD
       INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC;
  MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL
   FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON
      SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC;
        STEVEN GOLD; MPF-NY 2005, LLC; MACKENZIE PATTERSON FULLER, INC.;
                               and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                          Amount of
        Valuation*                                           Filing Fee

        $4,928,000                                           $580.03

* For purposes of calculating the filing fee only. Assumes the purchase of 308,000 Units at a purchase price equal to $16.00 per Unit in cash.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1. [ ] issuer tender offer subject to Rule 13e-4. [ ] going private transaction subject to Rule 13e-3 [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY PREMIER FUND, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.; MP FALCON FUND, LLC; MP FALCON GROWTH FUND 2, LLC; MPF INCOME FUND 22, LLC; MPF DEWAAY FUND 2, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 308,000 Units of limited partnership interest (the "Units") in Meridian Healthcare Growth and Income Fund Limited Partnership, a Delaware limited partnership (the "Partnership"), the subject company, at a purchase price equal to $16.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 7, 2005 (the "Offer Date") and April 7, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 7, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. C.E. Patterson is named as a "bidder" herein because each is deemed to control the Purchasers, but is not otherwise participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Partnership had 1,714 holders of record owning an aggregate of 1,540,040 Units as of December 31, 2003, according to its annual report on Form 10-K for the year ending December 31, 2003. The Purchasers and their affiliates currently beneficially own a total of 34,198 Units, or approximately 2.2% of the outstanding Units. The 308,000 Units subject to the Offer constitute 20% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $4,928,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 300 East Lombard Street, Suite 1200, Baltimore, Maryland 21202, and its phone number is (410) 727-4083.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated March 7, 2005

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Unit holders dated March 7, 2005

         (b)- (h) Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2005

MPF DEWAAY PREMIER FUND, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MPF SPECIAL FUND 8, LLC; MP VALUE FUND 7, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.
ACCELERATED HIGH YIELD INSTUTIONAL INVESTORS, LTD., L.P.
MP FALCON FUND, LLC
MP FALCON GROWTH FUND 2, LLC
MPF INCOME FUND 22, LLC
MPF DEWAAY FUND 2, LLC
MACKENZIE PATTERSON SPECIAL FUND 5, LLC
MACKENZIE PATTERSON SPECIAL FUND 6, LLC
MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC
MPF ACQUISITION CO. 3, LLC
MORAGA GOLD, LLC
STEVEN GOLD
MPF-NY 2005, LLC
By MacKenzie Patterson Fuller, Inc., General Partner or Manager of the above Filing Persons

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated March 7, 2005

(a)(2)            Letter of Transmittal

(a)(3)            Form of Letter to Unit holders dated March 7, 2005